[EQUITY OFFICE PROPERTIES TRUST LETTERHEAD]

January 3, 2003

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Neil Miller
Division of Corporation Finance

Re:	Equity Office Properties Trust Registration Statement on Form S-11 (File No. 333-51597) Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Equity Office Properties Trust (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-11 (File No. 333-51597), together with all exhibits and amendments thereto (the “Registration Statement”).

     The Company is making this application for withdrawal of the Registration Statement because the offering underlying the Registration Statement was abandoned in June 1998. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

     We would appreciate receiving the Commission’s consent to the withdrawal of the Registration Statement at your earliest convenience. Please direct any questions you may have regarding this application for withdrawal to George P. Barsness (202 637-5788) or Thomas C. Morey (202 637-6868) of Hogan & Hartson L.L.P., counsel to the Company, 555 13th Street, N.W., Washington, D.C. 20004.

Sincerely,

EQUITY OFFICE PROPERTIES TRUST

/s/ Stanley M. Stevens Stanley M. Stevens Executive Vice President, Chief Legal Counsel and Secretary

cc:	Vicky Krouslis The New York Stock Exchange